

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDING SEPTEMBER 30, 2007

Talisman Energy Inc.
Consolidated Balance Sheets
(unaudited)

(millions of C$)	September 30 2007	December 31 2006
Assets		(restated -
Current		see notes 1 and 2)
Cash and cash equivalents	**174**	103
Accounts receivable	**977**	1,116
Inventories	**132**	185
Prepaid expenses	**16**	25
Assets of discontinued operations (note 2)	**247**	786
	1,546	2,215
Accrued employee pension benefit asset	**45**	50
Other assets	**329**	284
Goodwill (note 3)	**1,441**	1,522
Property, plant and equipment	**17,215**	17,390
	19,030	19,246
Total assets	**20,576**	21,461
Liabilities		
Current		
Bank indebtedness	**27**	39
Accounts payable and accrued liabilities (notes 4, 6 and 7)	**2,000**	2,472
Income and other taxes payable	**275**	412
Liabilities of discontinued operations (note 2)	**188**	257
	2,490	3,180
Deferred credits	**31**	59
Asset retirement obligations (note 4)	**1,734**	1,848
Other long-term obligations (note 7)	**127**	157
Long-term debt (note 8)	**4,384**	4,560
Future income taxes	**4,332**	4,350
	10,608	10,974
Contingencies and commitments (note 13)		
Shareholders' equity		
Common shares (note 5)	**2,436**	2,533
Contributed surplus	**64**	67
Cumulative foreign currency translation	**(2,414)**	(1,204)
Retained earnings	**5,084**	4,584
Accumulated other comprehensive income (note 1, 12)	**2,308**	1,327
	7,478	7,307
Total liabilities and shareholders' equity	**20,576**	21,461

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Income
(unaudited)

(millions of C$ except per share amounts)	Three months ended September 30 2007	Three months ended September 30 2006	Nine months ended September 30 2007	Nine months ended September 30 2006
		(restated - see note 2)		(restated - see note 2)
Revenue				
Gross sales	**2,333**	2,127	**6,809**	6,918
Hedging gains	**(34)**	(18)	**(101)**	(43)
Gross sales, net of hedging	**2,367**	2,145	**6,910**	6,961
Less royalties	**418**	347	**1,148**	1,184
Net sales	**1,949**	1,798	**5,762**	5,777
Other	**38**	24	**112**	79
Total revenue	**1,987**	1,822	**5,874**	5,856
Expenses				
Operating	**490**	384	**1,443**	1,199
Transportation	**52**	51	**161**	154
General and administrative	**53**	48	**166**	163
Depreciation, depletion and amortization	**584**	459	**1,743**	1,427
Dry hole	**149**	37	**362**	120
Exploration	**97**	90	**226**	207
Interest on long-term debt	**54**	37	**151**	123
Stock-based compensation (note 6)	**(47)**	(47)	**38**	(47)
(Gain)/Loss on held-for-trading financial instruments (note 9)	**10**	-	**(16)**	-
Other	**7**	(3)	**(15)**	68
Total expenses	**1,449**	1,056	**4,259**	3,414
Income from continuing operations before taxes	**538**	766	**1,615**	2,442
Taxes				
Current income tax	**238**	209	**524**	730
Future income tax	**20**	84	**168**	448
Petroleum revenue tax	**56**	82	**197**	231
	314	375	**889**	1,409
Net income from continuing operations	**224**	391	**726**	1,033
Net income from discontinued operations (note 2)	**128**	133	**696**	374
Net income	**352**	524	**1,422**	1,407
Per common share (C$)				
Net income from continuing operations	**0.22**	0.36	**0.70**	0.94
Diluted net income from continuing operations	**0.22**	0.35	**0.68**	0.92
Net income from discontinued operations	**0.13**	0.12	**0.67**	0.34
Diluted net income from discontinued operations	**0.12**	0.12	**0.66**	0.33
Net income	**0.35**	0.48	**1.37**	1.28
Diluted net income	**0.34**	0.47	**1.34**	1.25
Average number of common shares outstanding (millions)	**1,019**	1,095	**1,037**	1,097
Diluted number of common shares outstanding (millions)	**1,040**	1,122	**1,061**	1,127

See accompanying notes.

Talisman Energy Inc.

Consolidated Statements of Comprehensive Income

(unaudited)

(millions of C$)	Three Months Ended September 30		Nine months ended September 30	
	2007	2006	**2007**	2006
Net income	**352**	524	**1,422**	1,407
Foreign currency translation (1)	**467**	(19)	**974**	205
Mark to market gains and (losses) on derivatives designated as cash flow hedges				
Unrealized gains (losses) arising during the period (2)	**10**	-	**(4)**	-
Realized gains recognized in net income (3)	**(26)**	**-**	**(71)**	**-**
	(16)	-	**(75)**	-
Other comprehensive income (loss)	**451**	(19)	**899**	205
Comprehensive income	**803**	505	**2,321**	1,612

1 Includes net investment hedging loss of $70 million and $174 million for the three and nine months ended September 30, 2007 respectively (2006 - $6 million and $61 million respectively)

2 Three and nine months ended September 30, 2007 net of tax of $3 million and ($8) million

3 Three and nine months ended September 30, 2007 net of tax of $12 million and $30 million

See accompanying notes.

Talisman Energy Inc.

Consolidated Statements of Changes in Shareholders' Equity

(unaudited)

(millions of C$)	Three Months Ended September 30		Nine months ended September 30	
	2007	2006	**2007**	2006
Common shares				
Balance at beginning of period	**2,434**	2,606	**2,533**	2,609
Issued on exercise of stock options	**6**	3	**13**	7
Shares purchased for cancellation	**(4)**	(14)	**(110)**	(21)
Balance at end of period	**2,436**	2,595	**2,436**	2,595
Contributed surplus				
Balance at beginning of period	**64**	69	**67**	69
Purchase of common shares	**-**	-	**(3)**	-
Balance at end of period	**64**	69	**64**	69
Cumulative foreign currency translation				
Balance at beginning of period	**(1,894)**	(1,486)	**(1,204)**	(1,413)
Current period foreign currency translation	**(520)**	(15)	**(1,210)**	(88)
Balance at end of period	**(2,414)**	(1,501)	**(2,414)**	(1,501)
Retained earnings				
Balance at beginning of period	**4,756**	4,070	**4,584**	3,316
Transitional adjustment on adoption of new accounting policies (note 1)	**-**	-	**7**	-
Net income	**352**	524	**1,422**	1,407
Common share dividends	**-**	-	**(91)**	(82)
Purchase of common shares	**(24)**	(92)	**(838)**	(139)
Balance at end of period	**5,084**	4,502	**5,084**	4,502
Accumulated other comprehensive income				
Balance at beginning of period	**1,857**	1,372	**1,327**	1,148
Transitional adjustment on adoption of new accounting policies (note 1)	**-**	-	**82**	-
Other comprehensive income (loss)	**451**	(19)	**899**	205
Balance at end of period	**2,308**	1,353	**2,308**	1,353

See accompanying notes.

Talisman Energy Inc.
Consolidated Statements of Cash Flows
(unaudited)

(millions of C$)	Three months ended September 30 **2007**	Three months ended September 30 2006	Nine months ended September 30 **2007**	Nine months ended September 30 2006
		(restated - see note 2)		(restated - see note 2)
Operating				
Net income from continuing operations	**224**	391	**726**	1,033
Items not involving cash (note 11)	**751**	512	**2,201**	1,845
Exploration	**97**	90	**226**	207
	1,072	993	**3,153**	3,085
Changes in non-cash working capital	**(15)**	(144)	**(108)**	(216)
Cash provided by continuing operations	**1,057**	849	**3,045**	2,869
Cash provided by discontinued operations	**61**	143	**161**	537
Cash provided by operating activities	**1,118**	992	**3,206**	3,406
Investing				
Corporate acquisitions	**-**	-	**-**	(66)
Capital expenditures				
Exploration, development and corporate	**(1,088)**	(1,033)	**(3,326)**	(3,200)
Acquisitions	**(38)**	(5)	**(42)**	(6)
Proceeds of resource property dispositions	**21**	-	**37**	2
Investments	**243**	-	**243**	-
Changes in non-cash working capital	**45**	29	**(272)**	40
Discontinued operations	**215**	107	**944**	274
Cash used in investing activities	**(602)**	(902)	**(2,416)**	(2,956)
Financing				
Long-term debt repaid	**(681)**	(102)	**(1,716)**	(3,550)
Long-term debt issued	**296**	137	**2,072**	3,387
Common shares purchased	**(25)**	(104)	**(946)**	(157)
Common share dividends	**-**	-	**(91)**	(82)
Deferred credits and other	**(13)**	(20)	**(19)**	(54)
Changes in non-cash working capital	**(2)**	-	**(2)**	-
Cash used in financing activities	**(425)**	(89)	**(702)**	(456)
Effect of translation on foreign currency cash and cash equivalents	**(2)**	1	**(5)**	10
Net increase in cash and cash equivalents	**89**	2	**83**	4
Cash and cash equivalents, net, beginning of period	**58**	132	**64**	130
Cash and cash equivalents, net, end of period	**147**	134	**147**	134

See accompanying notes.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

The unaudited Interim Consolidated Financial Statements of Talisman Energy Inc. ("Talisman" or the "Company") have been prepared by management in accordance with Canadian generally accepted accounting principles. Certain information and disclosures normally required to be included in notes to Annual Consolidated Financial Statements have been condensed or omitted. The unaudited Interim Consolidated Financial Statements should be read in conjunction with the audited Annual Consolidated Financial Statements and the notes thereto in Talisman's Annual Financial Report for the year ended December 31, 2006.

1. Significant Accounting Policies

The unaudited Interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the Annual Consolidated Financial Statements for the year ended December 31, 2006, except for the following:

a) Changes in Accounting Policies

Effective January 1, 2007, Talisman adopted the new CICA accounting standards related to Comprehensive Income (section 1530), Equity (section 3251), Financial Instruments Recognition and Measurement (section 3855), Financial Instruments Disclosure and Presentation (section 3861) and Hedges (section 3865). As required by the standards prior periods have not been restated except to reclassify the foreign currency translation adjustment and related net investment hedges as described under Comprehensive Income and Equity.

Financial Instruments

The Company classifies its financial instruments into one of the following categories: held-for-trading (assets and liabilities), assets available-for-sale, loans and receivables, assets held-to-maturity and other financial liabilities. All financial instruments are measured at fair value on initial recognition. Transaction costs are included in the initial carrying amount of financial instruments except for held-for-trading items in which case they are expensed as incurred. Measurement in subsequent periods depends on the classification of the financial instrument.

Financial assets and liabilities "held-for-trading" are subsequently measured at fair value with changes in fair value recognized in net income. Financial assets "available-for-sale" are subsequently measured at fair value with changes in fair value recognized in other comprehensive income, net of tax.

Financial assets "held-to-maturity", "loans and receivables", and "other financial liabilities" are, as appropriate, subsequently measured at amortized cost using the effective interest rate method.

Cash equivalents are classified as "held-for-trading" and are measured at carrying value which approximates fair value due to the short-term nature of these instruments. Accounts receivable and certain other assets that are financial instruments are classified as "loans and receivables". Accounts payable and accrued liabilities, other long-term obligations and current and long-term debt are classified as "other financial liabilities".

Financial instruments that are derivative contracts are considered "held-for-trading" unless they are designated as a hedge.

Hedges

The Company may use derivative instruments to manage commodity price, foreign exchange and interest rate risk. The Company may choose to designate derivative instruments as hedges.

Cash flow hedges – The effective portion of changes in the fair value of financial instruments designated as cash flow hedges is recognized in other comprehensive income, net of tax, with any ineffective portion being recognized immediately in net income. Gains and losses are recovered from other comprehensive income and recognized in net income in the same period as the hedged item.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

Fair value hedges – Both the financial instrument designated as the hedging item, and the underlying hedged asset or liability are measured at fair value. Changes in the fair value of both the hedging and hedged item are reflected in net income immediately.

Net investment hedges – Foreign exchange gains and losses on debt designated as a net investment hedge are recognized in other comprehensive income. These gains and losses are recovered from other comprehensive income and recognized in net income if the net investment is reduced below the value of such debt.

Comprehensive Income and Equity

Section 1530 provides for a new statement of Comprehensive Income and establishes accumulated other comprehensive income (AOCI) as a separate component of shareholders' equity. The statement of Comprehensive Income reflects the changes in AOCI in the period. Changes in AOCI are comprised of changes in the fair value of financial instruments designated as cash flow or net investment hedges, to the extent they are effective, gains and losses recovered from other comprehensive income and recognized in net income, and foreign currency translation gains or losses arising from the translation of the Company's self-sustaining foreign operations.

The Company's operations in Canada, the UK and Norway are self-sustaining and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in Canadian dollars (C$), UK pounds sterling (UK£) and Norwegian kroner (NOK), respectively and translated to the Company's functional currency US dollars (US$) using the current rate method. The translation of self-sustaining foreign operations into the Company's functional currency is recorded in other comprehensive income. The effect of translating the financial statements from the Company's functional currency US$ into its presentation currency C$ continues to be included in a separate component of shareholder's equity described as cumulative foreign currency translation.

Initial Adoption of Standards

These accounting standards require retrospective application without restatement of prior periods with the exception of the translation of self-sustaining foreign operations and the related impact of net investment hedges. Accordingly the prior period cumulative foreign currency translation and AOCI balances have been restated as follows:

Increase (decrease)	As at December 31		As at September 30, 2006	Three months ended September 30, 2006	Nine months ended September 30, 2006
	2006	2005			
Cumulative foreign currency translation	(1,327)	(1,148)	(1,353)	19	(205)
Accumulated other comprehensive income	1,327	1,148	1,353	(19)	205

Section 3855 requires that embedded derivatives be recognized by separating them from their host contracts and measuring them at fair value. Talisman has elected the beginning of its fiscal year ended December 31, 2003 as the effective date to recognize embedded derivatives. No adjustments were required for embedded derivatives on the adoption of this standard.

On adoption, Talisman did not have any held-for-trading or available-for-sale financial instruments. On January 1, 2007 all of Talisman's derivative contracts were designated as hedges.

The adjustment required to the January 1, 2007 balance sheet to implement the change in accounting standards is as follows:

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

Impact increase/(decrease)	January 1, 2007
To recognize mark-to-market gains and losses on cash flow hedges	
Accounts receivable	122
Accounts payable and accrued liabilities	11
Other long-term obligations	(12)
Future income tax liabilities	34
Retained earnings	7
Accumulated other comprehensive income	82
To include unamortized transaction costs with long-term debt	
Long-term debt	(41)
Other assets	(41)
To revalue hedged debt as part of fair value hedges	
Long-term debt	(14)
Other long-term obligations	14

Also effective January 1, 2007, Talisman adopted the new CICA accounting standards related to Accounting Changes (1506). This standard requires that changes in accounting policy may be made only if they result in more reliable and relevant information. Accounting policy changes and correction of prior period errors must be applied retrospectively, with a provision to apply accounting policy changes prospectively if it is impractical to determine prior period amounts. Changes in accounting estimates are applied prospectively.

The Canadian Accounting Standards Board (AcSB) issued two new Sections in relation to financial instruments: Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*. Both sections will become effective for Talisman's 2008 disclosure and will require increased disclosure regarding financial instruments.

The AcSB issued Section 1535, *Capital Disclosures*. This standard requires disclosure regarding what the Company defines as capital and its objectives, policy and processes for managing capital. This standard will be effective for Talisman's 2008 disclosure.

The AcSB issued Section 3031, *Inventories*. This standard prescribes the accounting treatment for inventories, and will be effective for Talisman's 2008 disclosure.

b) Reclassification

During the first quarter, the Company reclassified inventory that is expected to be capitalized when consumed, from inventory to other long-term assets, with prior period balances reclassified accordingly. The impact on the December 31, 2006 Consolidated Balance Sheet is an increase of $182 million to other assets and a decrease of $182 million to inventories.

2. Discontinued Operations

The assets and liabilities related to discontinued operations have been reclassified as assets or liabilities of discontinued operations on the Consolidated Balance Sheets. Operating results related to these assets and liabilities have been included in net income from discontinued operations on the Consolidated Statements of Income. Comparative periods for both North America and UK segments have been restated.

United Kingdom

During the second quarter of 2006, Talisman entered into agreements to dispose of certain non-core oil and gas producing assets in the UK for proceeds of $392 million. These sales closed in the fourth quarter of 2006 for a gain of $209 million net of tax ($nil). Also, during the fourth quarter of 2006, Talisman entered into an agreement to dispose of additional non-core oil and gas properties for consideration of US$550 million with an effective date of January 1, 2007. Completion is expected in the fourth quarter of

(tabular amounts in millions of Canadian dollars (“$”) except as noted)

2007. The proceeds of sale will be adjusted for net cash flow from the properties from January 1, 2007 until closing.

North America

During 2006, Talisman entered into agreements to dispose of certain non-core oil and gas producing assets in Western Canada for proceeds of $361 million. These sales closed in the second and third quarters of 2006 for combined gains of $147 million, net of tax of $61 million. Also during 2006, Talisman announced its intention to sell its 1.25% indirect interest in Syncrude Canada. The sale closed in the first quarter of 2007 for proceeds of $472 million, consisting of cash of $229 million, net of adjustments and 8.2 million units of Canadian Oil Sands Trust, for a gain of $277 million, net of tax of $33 million. The Canadian Oil Sands Trust units were sold during the third quarter of 2007 for approximately $262 million, crystallizing a gain of $19 million.

During the fourth quarter of 2006, Talisman announced plans to sell oil and gas producing assets in Western Canada. These sales closed in the second quarter of 2007 for proceeds of $516 million resulting in a gain of $203 million, net of tax of $82 million.

During the second quarter of 2007, Talisman announced plans to sell additional oil and gas producing assets in Western Canada. These sales closed in the third quarter of 2007 for proceeds of $218 million resulting in a gain of $93 million, net of tax of $nil.

	For the three months ended September 30					
	North America		United Kingdom		Total	
	2007	2006	**2007**	2006	**2007**	2006
Revenue						
Gross sales [1]	**35**	101	**79**	139	**114**	240
Royalties	**8**	24	**9**	12	**17**	36
Revenues, net of royalties	**27**	77	**70**	127	**97**	204
Expenses						
Operating, marketing and general	**6**	18	**20**	23	**26**	41
Interest	**-**	1	**-**	4	**-**	5
Depreciation, depletion and amortization	**-**	21	**1**	20	**1**	41
Income from discontinued operations before income taxes	**21**	37	**49**	80	**70**	117
Taxes	**6**	11	**29**	42	**35**	53
Gain on disposition, net of tax of $nil (2006 - $29 million)	**93**	69	**-**	-	**93**	69
Net income from discontinued operations	**108**	95	**20**	38	**128**	133

1. Gross sales includes $13 million and $3 million in 2007 and 2006, respectively, of other revenue related to tariff and pipeline income.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

| | For the nine months ended September 30 | | | | | |
| | North America | | United Kingdom | | Total | |
	2007	2006	**2007**	2006	**2007**	2006
Revenue						
Gross sales [1]	**178**	385	**222**	466	**400**	851
Royalties	**41**	87	**25**	38	**66**	125
Revenues, net of royalties	**137**	298	**197**	428	**334**	726
Expenses						
Operating, marketing and general	**25**	68	**58**	66	**83**	134
Interest	**-**	7	**-**	11	**-**	18
Depreciation, depletion and amortization	**24**	80	**5**	86	**29**	166
Income from discontinued operations before income taxes	**88**	143	**134**	265	**222**	408
Taxes	**25**	42	**73**	139	**98**	181
Gain on disposition, net of tax of $115 million (2006 - $61 million)	**572**	147	**-**	-	**572**	147
Net income from discontinued operations	**635**	248	**61**	126	**696**	374

1. Gross sales includes $39 million and $41 million in 2007 and 2006, respectively, of other revenue related to tariff and pipeline income.

| | As at September 30, 2007 | | | As at December 31, 2006 | | |
	North America	**United Kingdom**	**Total**	North America	United Kingdom	Total
Assets						
Current assets	**-**	**21**	**21**	29	30	59
Property, plant and equipment, net	**-**	**200**	**200**	450	213	663
Goodwill	**-**	**26**	**26**	35	29	64
Total assets	**-**	**247**	**247**	514	272	786
Liabilities						
Current liabilities	**-**	**23**	**23**	8	53	61
Asset retirement obligations	**-**	**72**	**72**	18	78	96
Future income taxes	**-**	**93**	**93**	-	100	100
Total liabilities	**-**	**188**	**188**	26	231	257
Net assets of discontinued operations	**-**	**59**	**59**	488	41	529

3. Goodwill

Continuity of goodwill	**Nine months ended September 30, 2007**	12 months ended December 31, 2006 (restated, see note 2)
Balance, beginning of period [1]	**1,522**	1,413
Foreign currency translation effect	**(81)**	109
Balance, end of period [1]	**1,441**	1,522

1. At September 30, 2007, $26 million (December 31, 2006 - $64 million; January 1, 2006 - $91 million) has been reclassified to assets of discontinued operations.
2. Effect of discontinued operations on foreign currency translation is $nil ($9 million for year ended December 31, 2006).

Goodwill has no tax basis.

(tabular amounts in millions of Canadian dollars ("$") except as noted)

4. Asset Retirement Obligations (ARO)

Continuity of ARO	**Nine months ended September 30, 2007**	12 months ended December 31, 2006 (restated, see note 2)
Balance, beginning of period [1, 2]	**1,879**	1,234
Liabilities incurred during period	**6**	324
Liabilities settled during period	**(27)**	(51)
Accretion expense	**76**	74
Revisions in estimated future cash flows	**-**	171
Foreign currency translation	**(169)**	127
Balance, end of period [1, 2]	**1,765**	1,879

1. Included in December 31, 2006 and September 30, 2007 liabilities are $31 million of short-term reclamation costs recorded in accounts payable on the balance sheet for a net long-term ARO liability of $1,848 million and $1,734 million, respectively.
2. At September 30, 2007, $72 million (December 31, 2006 - $96 million; January 1, 2006 - $114 million) has been reclassified to liabilities of discontinued operations.

5. Share Capital

Talisman's authorized share capital consists of an unlimited number of common shares without nominal or par value and first and second preferred shares. No preferred shares have been issued.

Continuity of common shares	**Nine months ended September 30, 2007**		12 months ended December 31, 2006	
	Shares	**Amount**	Shares	Amount
Balance, beginning of period	**1,063,928,405**	**2,533**	1,098,783,945	2,609
Issued on exercise of options	**624,150**	**13**	438,860	8
Purchased during the period	**(45,994,100)**	**(110)**	(35,294,400)	(84)
Balance, end of period	**1,018,558,455**	**2,436**	1,063,928,405	2,533

In March 2007, the Company renewed its normal course issuer bid (NCIB) with the Toronto Stock Exchange (TSX). Pursuant to the NCIB, the Company may repurchase up to 104,732,244 of its common shares (representing 10% of the public float outstanding at the time the normal course issuer bid was renewed) during the 12-month period commencing March 28, 2007 and ending March 27, 2008. During the first nine months of 2007, the Company repurchased 45,994,100 common shares for a total cost of $951 million (2006 – 8,749,600 shares). Of the total purchased year-to-date, 30,480,700 common shares were purchased under the March 2007 NCIB and the remaining 15,513,400 common shares were purchased under the Company's previous NCIB.

Subsequent to September 30, 2007, 14,625 stock options were exercised for shares, resulting in 1,018,573,080 shares outstanding at October 30, 2007.

6. Stock Option Plans

All options issued by the Company permit the holder to purchase one common share of the Company at the stated exercise price or to receive a cash payment equal to the appreciated value of the stock option. Cash Unit plans are similar except that the holder does not have the right to purchase the underlying share of the Company.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

Continuity of stock options	Nine months ended September 30, 2007		12 months ended December 31, 2006	
	Number of Options	**Weighted-average exercise price ($)**	Number of options	Weighted-average exercise price ($)
Outstanding, beginning of period	**63,921,148**	**10.79**	64,485,717	8.71
Granted during the period	**12,599,895**	**20.23**	10,496,690	19.67
Exercised for common shares	**(624,150)**	**6.96**	(438,860)	6.55
Exercised for cash payment	**(9,881,918)**	**7.59**	(9,439,024)	6.12
Forfeited	**(816,850)**	**17.48**	(1,183,375)	15.04
Outstanding, end of period	**65,198,125**	**13.06**	63,921,148	10.79
Exercisable, end of period	**28,596,228**	**7.37**	27,606,033	6.45

Continuity of cash units	Nine months ended September 30, 2007		12 months ended December 31, 2006	
	Number of units	**Weighted-average exercise price ($)**	Number of units	Weighted-average exercise price ($)
Outstanding, beginning of period	**8,352,328**	**12.68**	7,351,065	9.90
Granted during the period	**2,730,560**	**20.18**	2,107,215	19.67
Exercised	**(762,370)**	**7.39**	(1,006,652)	6.61
Forfeited	**(195,680)**	**17.45**	(99,300)	16.44
Outstanding, end of period	**10,124,838**	**15.01**	8,352,328	12.68
Exercisable, end of period	**2,715,203**	**7.45**	2,411,293	6.93

Stock-based Compensation

For the three months ended September 30, 2007, the Company paid cash of $20 million (2006 - $32 million) to employees in settlement of fully accrued liabilities and recorded stock-based compensation recovery of $47 million (2006 - $47 million recovery) relating to its stock option and cash unit plans.

For the nine months ended September 30, 2007, the Company paid cash of $151 million (2006 - $140 million) to employees in settlement of fully accrued liabilities and recorded stock-based compensation expense of $38 million (2006 - $47 million recovery) relating to its stock option and cash unit plans.

The combined mark-to-market liability for stock option, cash unit and restricted share unit plans of $477 million as at September 30, 2007 (December 31, 2006 - $596 million) is included in accounts payable and accrued liabilities.

7. Other Long-Term Obligations

	September 30, 2007	December 31, 2006
Pensions and other post retirement benefits	**56**	51
Mark-to-market liability for stock-based compensation	**-**	42
Commodity price derivative contracts (note 9)	**23**	(3)
Interest rate derivative contracts (notes 8 and 9)	**8**	-
Discounted obligations on capital leases[1]	**32**	37
Other	**8**	30
	127	157

1. Of the total discounted liability of $35 million (December 31, 2006 - $43 million), $3 million (December 31, 2006 - $6 million) is included in accounts payable and accrued liabilities.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

8. Long-Term Debt

	September 30, 2007	December 31, 2006
Bank Credit Facilities	**1,379**	494
Debentures and Notes (unsecured)		
US$ denominated (US$2,334 million, 2006 - US$2,519 million)	**2,358**	2,937
Canadian $ denominated	**174**	559
£ denominated (£250 million)	**508**	570
	4,419	4,560
Unamortized transaction costs	**(35)**	-
	4,384	4,560

Upon adoption of CICA 3855 on January 1, 2007 (see note 1), unamortized transaction costs related to long-term debt that were previously included in other assets are now included in the carrying value of long-term debt. In addition, the Company has hedged US$300 million of its debt through fixed-to-floating interest rate swap contracts, which are fair value hedges. This portion of the debt is re-measured at fair value each reporting period (see notes 1 and 9). The adjustment to fair value at September 30, 2007 decreased the carrying value of debt by $10 million.

During 2007, the Company negotiated increases in the amounts available under its revolving credit facilities with several of its banks to an aggregate of $2,749 million (December 31, 2006 - $2,018 million).

9. Financial Instruments

Carrying Value and Estimated Fair Value of Financial Instruments

Asset (liability) at	**September 30, 2007**			December 31, 2006		
	Carrying Value	**Fair Value**	**Unrecognized Gain/(Loss)**	Carrying Value	Fair Value	Unrecognized Gain/(Loss)
Long-term debt	**(4,384)**	**(4,349)**	**35**	(4,560)	(4,436)	124
Discounted obligations under capital leases	**(35)**	**(35)**	**-**	(37)	(37)	-
Cross currency and interest rate swaps	**34**	**34**	**-**	-	(14)	(14)
Natural gas derivatives	**2**	**2**	**-**	-	55	55
Crude oil derivatives	**(30)**	**(30)**	**-**	(39)	10	49

Borrowings under bank credit facilities are for short terms and are market rate based; thus, carrying value approximates fair value. The fair value of debentures and notes is based on market quotations, which reflect the discounted present value of the principal and interest payments using the effective yield at September 30 for instruments having the same term and risk characteristics. Discounted obligations under capital leases are valued using the discounted minimum payments method. Fair values for interest rate derivative instruments are determined based on the estimated cash payment or receipt necessary to settle the contract at September 30. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices. Fair values for commodity and foreign exchange derivatives are based on option pricing models using forward pricing curves and implied volatility as at September 30, as appropriate.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

The fair values of other financial instruments, including cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable approximate their carrying values.

Commodity Price Derivative Contracts

A portion of the Company's outstanding commodity price derivative contracts at September 30, 2007 have been designated as hedges of the Company's anticipated future commodity sales. For new commodity price derivative contracts entered into since January 1, 2007 the Company has elected not to designate these as cash flow hedges and consequently these derivatives have been classified as held-for-trading.

At September 30, 2007, $23 million was included in accounts receivable, $28 million in accounts payable and $23 million in other long-term obligations related to the fair value of commodity price derivative contracts. For the nine months ended September 30, 2007, the ineffective portion of derivatives designated as cash flow hedges that was recognized in net income was $nil. The Company also recorded unrealized losses of $18 million and realized gains of $16 million on its held-for-trading commodity price derivative contracts.

During the first quarter of 2007, the Company settled a portion of its 2007 WTI costless collar covering a notional volume of 10,000 bbls/d for a gain of $40 million. The gain on settlement, net of tax, is included in accumulated other comprehensive income and is being realized as a hedging gain in net income over the period ending December 31, 2007, the term of the original hedge.

The Company had the following commodity price derivative contracts outstanding at September 30, 2007:

Commodity Contracts designated as Hedges

Fixed price swaps	Hedge type	Term	bbls/d	US$/bbl	Fair value
Dated Brent oil index	Cash flow	2007 Oct-Dec	5,707	40.31	(20)
Dated Brent oil index	Cash flow	2008 Jan-Jun	2,473	59.63	(8)
Dated Brent oil index	Cash flow	2008 Jul-Dec	815	60.00	(2)

Two-way collars	Hedge type	Term	bbls/d	Floor/Ceiling US$/bbl	Fair value
WTI	Cash flow	2007 Oct-Dec	10,000	70.00/90.54	-

Two-way collars	Hedge type	Term	mcf/d	Floor/Ceiling C$/mcf	Fair value
AECO index	Cash flow	2007 Oct-Dec	61,634	7.91/11.81	12
AECO index	Cash flow	2007 Oct	71,116	8.63/9.65	6

Fixed price swaps	Hedge type	Term	mcf/d	C$/mcf	Fair value
AECO index	Cash flow	2007 Oct	33,187	7.39	2

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

Commodity Contracts not designated as Hedges

Two-way collars	Financial instrument Classification	Term	mcf/d	Floor/Ceiling C$/mcf	Fair value
AECO index	Held-for-trading	2007 Oct	28,446	7.38/8.41	2

Fixed price swaps	Financial Instrument Classification	Term	mcf/d	C$/mcf	Fair value
AECO index	Held-for-trading	2007 Oct	37,929	8.05	3
ICE index	Held-for-trading	2008 Jul - Sep	24,390	6.52	(3)
ICE index	Held-for-trading	2008 Oct - Mar 09	23,452	9.05	(5)
ICE index	Held-for-trading	2009 Apr - Sep	23,452	6.88	(4)
ICE index	Held-for-trading	2009 Oct - Mar 10	20,638	8.74	(4)
ICE index	Held-for-trading	2010 Apr - Sep	20,638	7.18	(3)
ICE index	Held-for-trading	2010 Oct - Mar 11	17,824	8.44	(4)
ICE index	Held-for-trading	2011 Apr - Jun	16,886	7.70	-

Physical commodity contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are not intended to be settled for net cash payment. As such, the fair value of these contracts is not recognized on the financial statements and future revenues are recognized as earned over the term of the contract.

Interest Rate and Foreign Exchange Derivative Contracts

The Company has fixed to floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These contracts have been designated as a hedge of the fair value of a portion (US$300 million) of the total US$375 million notes due May 2015. The Company also has cross currency interest rate swap contracts, that effectively swap the 4.44% C$350 million medium term notes into US$304 million at an interest rate of 5.05%. The ineffectiveness recorded in net income was $nil in the quarter and for the nine month period. At September 30, 2007, $42 million was recorded in other assets, $2 million in accounts payable, and $8 million in other long-term obligations related to the interest rate and foreign exchange derivative contracts.

Foreign Exchange Risk and Net Investment Hedges

The Company's operations in Canada, the UK and Norway are largely self-sustaining and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in C$, UK£ and NOK, respectively. Currently, the Company's foreign exchange translation exposure principally relates to US$ denominated UK, Norwegian and Canadian oil sales. The Eurobond debt denominated in UK£ and the Company's C$ debt are designated as hedges of the Company's net investments in the UK and Canadian self-sustaining operations, respectively. As such, the unrealized foreign exchange gains and losses resulting from the translation of this debt are recorded in other comprehensive income.

Other Held-for-Trading Financial Instruments

On January 2, 2007, the Company acquired 8.2 million units of Canadian Oil Sands Trust on the disposition of its indirect interest in Syncrude. During the quarter ended September 30, 2007 the units in the Canadian Oil Sands Trusts were sold for approximately $262 million, crystallizing a gain of $19 million, net of tax.

(tabular amounts in millions of Canadian dollars ("$") except as noted)

10. Employee Benefits

The Company's net pension benefit plan expense is as follows:

	Three months ended September 30		Nine months ended September 30	
	2007	2006	**2007**	2006
Current service cost	**3**	3	**9**	8
Interest cost	**2**	2	**7**	7
Expected return on assets	**(6)**	(3)	**(18)**	(9)
Actuarial loss	**8**	2	**24**	3
Defined contribution expense	**3**	2	**9**	7
	10	6	**31**	16

For the nine months ended September 30, 2006 and 2007, there were no contributions to the defined benefit pension plans.

11. Selected Cash Flow Information

	Three months ended September 30		Nine months ended September 30	
	2007	2006	**2007**	2006
Items not involving cash				
Depreciation, depletion and amortization	**584**	459	**1,743**	1,427
Dry hole	**149**	37	**362**	120
Net gain on asset disposals	**(8)**	(5)	**(8)**	(1)
Stock-based recovery (note 6)	**(67)**	(79)	**(113)**	(187)
Future taxes and deferred petroleum revenue tax	**41**	95	**182**	462
Unrealized losses on risk management	**44**	-	**18**	-
Other	**8**	5	**17**	24
	751	512	**2,201**	1,845
Interest paid	**57**	30	**139**	104
Income taxes paid	**289**	372	**718**	921

12. Accumulated Other Comprehensive Income

The balance in accumulated other comprehensive income consists of the following:

	September 30, 2007	December 31, 2006
Unrealized foreign currency translation gains on self-sustaining foreign operations, net of hedges	**2,303**	1,327
Net unrealized gains on derivatives designated as cash flow hedges [1]	**5**	-
	2,308	1,327

1. Net of tax recovery of $4 million

Of the total balance of net unrealized gains and losses on derivatives, the Company expects to reclassify all but $1 million of net gains to net income within the next 12 months.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(tabular amounts in millions of Canadian dollars ("$") except as noted)

13. Contingencies and Commitments

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Damages claimed under such litigation, including the litigation discussed below may be material or may be indeterminate and the outcome of such litigation may materially impact the Company's financial condition or results of operations. While Talisman assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against such litigation. These claims are not currently expected to have a material impact on the Company's financial position.

On September 12, 2006, the United States District Court for the Southern District of New York (the Court) granted Talisman's Motion for Summary Judgment, dismissing the lawsuit brought against Talisman by the Presbyterian Church of Sudan and others, under the Alien Tort Claims Act. The lawsuit alleged that the Company conspired with, or aided and abetted, the Government of Sudan to commit violations of international law in connection with the Company's now disposed of interest in oil operations in Sudan. The plaintiffs have twice attempted to certify the lawsuit as a class action. In March 2005 and in September 2005, the Court rejected the plaintiffs' effort to certify two different classes (or groups) of plaintiffs. The plaintiffs have appealed to the Second Circuit Court of Appeals, the Court's decision granting Talisman's Motion for Summary Judgment, its denial of class certification, and its refusal to consider the plaintiffs' proposed third amended complaint. Talisman believes the lawsuit is entirely without merit and will continue to vigorously defend itself. Talisman does not expect the lawsuit to have a material adverse effect on it.

14. Segmented Information

(millions of C$)	North America (1) Three months ended September 30 2007	2006	Nine months ended September 30 2007	2006	United Kingdom (2) Three months ended September 30 2007	2006	Nine months ended September 30 2007	2006	Scandinavia (3) Three months ended September 30 2007	2006	Nine months ended September 30 2007	2006
Revenue												
Gross sales	668	740	2,217	2,260	680	535	1,992	1,919	205	205	620	690
Hedging (gain) loss	(38)	(25)	(91)	(60)	4	7	(10)	17	-	-	-	-
Royalties	117	124	402	418	5	1	4	5	1	1	3	3
Net sales	589	641	1,906	1,902	671	527	1,998	1,897	204	204	617	687
Other	30	15	83	51	6	7	20	20	2	2	8	8
Total revenue	619	656	1,989	1,953	677	534	2,018	1,917	206	206	625	695
Segmented expenses												
Operating	132	117	382	344	224	155	696	513	67	61	207	202
Transportation	19	18	51	56	11	11	43	38	7	8	25	20
DD&A	265	245	790	697	157	90	462	326	74	55	246	187
Dry hole	60	22	157	51	(1)	9	45	15	15	3	64	10
Exploration	45	56	111	122	19	4	29	15	15	9	28	18
Other	(11)	(3)	(57)	(6)	8	3	16	23	(3)	-	(3)	1
Total segmented expenses	510	455	1,434	1,264	418	272	1,291	930	175	136	567	438
Segmented income before taxes	109	201	555	689	259	262	727	987	31	70	58	257
Non-segmented expenses												
General and administrative												
Interest												
Stock-based compensation												
Currency translation												
(Gain)/Loss on held-for-trading financial instruments												
Total non-segmented expenses												
Income from continuing operations before taxes												
Capital expenditures												
Exploration	205	238	598	875	77	39	163	107	31	12	107	77
Development	179	214	582	734	251	266	907	755	167	83	333	137
Midstream	12	16	99	118	-	-	-	-	-	-	-	-
Exploration and development	396	468	1,279	1,727	328	305	1,070	862	198	95	440	214
Property acquisitions												
Proceeds on dispositions												
Other non-segmented												
Net capital expenditures (6)												
Property, plant and equipment			7,760	8,106			6,181	6,344			1,605	1,558
Goodwill			249	283			426	479			684	697
Other			577	702			440	509			195	139
Discontinued operations			-	-			-	-			-	-
Segmented assets			8,586	9,091			7,047	7,332			2,484	2,394
Non-segmented assets												
Total assets (7)												

(1) North America					**(3) Scandinavia**				
Canada	575	596	1,818	1,767	Norway	183	186	567	631
US	44	60	171	186	Denmark	23	20	58	64
Total revenue	619	656	1,989	1,953	**Total revenue**	206	206	625	695
Canada			7,388	7,853	Norway			1,442	1,321
US			372	253	Denmark			163	237
Property, plant and equipment (7)			7,760	8,106	**Property, plant and equipment (7)**			1,605	1,558

(2) United Kingdom				
United Kingdom	661	523	1,964	1,866
Netherlands	16	11	54	51
Total revenue	677	534	2,018	1,917
United Kingdom			6,128	6,294
Netherlands			53	50
Property, plant and equipment (7)			6,181	6,344

(6) Excluding corporate acquisitions.
(7) Current year represents balances as at September 30, prior year represents balances as at December 31.
(8) Prior year figures have been restated to conform to the method of presentation adopted in 2006. See note 1 to the Interim Consolidated Financial Statements.

14. Segmented Information

(millions of C$)	Southeast Asia (4) Three months ended September 30 2007	2006	Nine months ended September 30 2007	2006	Other (5) Three months ended September 30 2007	2006	Nine months ended September 30 2007	2006	Total Three months ended September 30 2007	2006	Nine months ended September 30 2007	2006
Revenue												
Gross sales	**590**	536	**1,564**	1,654	**190**	111	**416**	395	**2,333**	2,127	**6,809**	6,918
Hedging (gain) loss	**-**	-	**-**	-	**-**	-	**-**	-	**(34)**	(18)	**(101)**	(43)
Royalties	**236**	191	**606**	646	**59**	30	**133**	112	**418**	347	**1,148**	1,184
Net sales	**354**	345	**958**	1,008	**131**	81	**283**	283	**1,949**	1,798	**5,762**	5,777
Other	**-**	-	**1**	-	**-**	-	**-**	-	**38**	24	**112**	79
Total revenue	**354**	345	**959**	1,008	**131**	81	**283**	283	**1,987**	1,822	**5,874**	5,856
Segmented expenses												
Operating	**48**	45	**126**	119	**19**	6	**32**	21	**490**	384	**1,443**	1,199
Transportation	**13**	13	**36**	35	**2**	1	**6**	5	**52**	51	**161**	154
DD&A	**69**	55	**199**	167	**19**	14	**46**	50	**584**	459	**1,743**	1,427
Dry hole	**38**	-	**48**	-	**37**	3	**48**	44	**149**	37	**362**	120
Exploration	**6**	7	**15**	15	**12**	14	**43**	37	**97**	90	**226**	207
Other	**1**	8	**-**	10	**-**	-	**11**	10	**(5)**	8	**(33)**	38
Total segmented expenses	**175**	128	**424**	346	**89**	38	**186**	167	**1,367**	1,029	**3,902**	3,145
Segmented income before taxes	**179**	217	**535**	662	**42**	43	**97**	116	**620**	793	**1,972**	2,711
Non-segmented expenses												
General and administrative									**53**	48	**166**	163
Interest									**54**	37	**151**	123
Stock-based compensation									**(47)**	(47)	**38**	(47)
Currency translation									**12**	(11)	**18**	30
(Gain)/Loss on held-for-trading financial instruments												
Total non-segmented expenses									**82**	**27**	**357**	**269**
Income from continuing operations before taxes									**538**	766	**1,615**	2,442
Capital expenditures												
Exploration	**24**	9	**120**	30	**29**	39	**100**	93	**366**	337	**1,088**	1,182
Development	**90**	95	**242**	194	**11**	13	**49**	55	**698**	671	**2,113**	1,875
Midstream	**-**	-	**-**	-	**-**	-	**-**	-	**12**	16	**99**	118
Exploration and development	**114**	104	**362**	224	**40**	52	**149**	148	**1,076**	1,024	**3,300**	3,175
Property acquisitions									**38**	5	**42**	6
Proceeds on dispositions									**(21)**	-	**(37)**	(2)
Other non-segmented									**12**	9	**26**	25
Net capital expenditures (6)									**1,105**	1,038	**3,331**	3,204
Property, plant and equipment			**1,440**	1,561			**429**	484			**17,215**	17,390
Goodwill			**105**	123			**3**	4			**1,441**	1,522
Other			**361**	351			**76**	71			**1,628**	1,713
Discontinued operations			**-**	-			**-**	-			**247**	786
Segmented assets			**1,906**	2,035			**508**	559			**20,531**	21,411
Non-segmented assets											**45**	50
Total assets (7)											**20,576**	21,461

(4) Southeast Asia				
Indonesia	**167**	153	**428**	431
Malaysia	**144**	116	**381**	419
Vietnam	**6**	6	**16**	25
Australia	**37**	70	**134**	133
Total revenue	**354**	345	**959**	1,008
Indonesia			**361**	417
Malaysia			**827**	879
Vietnam			**102**	54
Australia			**150**	211
Property, plant and equipment (7)			**1,440**	1,561

(5) Other				
Trinidad & Tobago	**54**	57	**114**	159
Algeria	**71**	18	**155**	113
Tunisia	**6**	6	**14**	11
Total revenue	**131**	81	**283**	283
Tunisia			**14**	15
Other			**22**	24
Property, plant and equipment (7)			**429**	484